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                            February 27, 2024

       Scott Wolf
       Chief Executive Officer
       Digital Health Acquisition Corp.
       980 N Federal Hwy #304
       Boca Raton, FL 33432

                                                        Re: Digital Health
Acquisition Corp.
                                                            Amendment No. 6 to
Registration Statement on Form S-4
                                                            Filed February 13,
2024
                                                            File No. 333-268184

       Dear Scott Wolf:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 8, 2024 letter.

       Amendment No. 6 to Registration Statement on Form S-4

       Nine Months Ended September 30, 2023 and 2022 Results of Operations Operating Expenses, page 282

   1. We see your revised disclosures in response to prior comment 6. You indicate that the insurance company claim
submission and payment rules usually allow 3-6 months of
                                                        collection time from
patient visits, assuming claims are submitted timely. Please explain whether your claims
were submitted timely, and if so, how the commercial payors
                                                        institution of a
stringent reimbursement process on aged insurance claims impacted your ability to be
reimbursed. We note your disclosure on page 277 that the Company monitors its revenue and
receivables from third-party payers and records an estimated contractual allowance to properly
account for the differences between billed and reimbursed
                                                        amounts. Address how
this new reimbursement process will impact your ability to
                                                        accurately estimate
contractual allowances and receivables from third-party
 Scott Wolf
FirstName  LastNameScott   Wolf
Digital Health Acquisition Corp.
Comapany27,
February   NameDigital
             2024        Health Acquisition Corp.
February
Page  2 27, 2024 Page 2
FirstName LastName
         payer. Address whether the increased bad debt expense or future potential increases in estimated contractual allowances is a trend that should be addressed. Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page
297

2. In response to prior comment 9, you revised Note E to reference a 7% ($0.21million)
         original issue discount related to the convertible promissory note with an aggregate principal amount of $3,000,000. Given the $.21 million discount, please explain why the associated adjustment in your pro forma balance sheet reflects a $3,000,000 adjustment to cash and the Quantum Convertible Note, net of discount line items. In this regard, it does not appear that your pro forma balance sheet amounts are net of the $.21 million discount. Alternatively, revise your pro forma balance sheet accordingly.
3. In response to prior comment 10, you revised Note H to indicate that the Company derecognized the carrying balance of the Original Bridge Note and recognized a loss on extinguishment of debt which was applied to accumulated deficit in the amount of $1.51 million. The extinguishment represents the removal of the derivative liability carrying balance of the Bridge note and the recognition of the Fair Value of the Exchange Note as if it has occurred on September 30, 2023. Please address the following:

                With reference to the carrying balance of the (i) Original Bridge Note, excluding each
              of VSee and iDoc   s $600,000 in principal amount which were not
exchanged in this
              transaction, (ii) derivative liability and (iii) the $2,523,744 principal value of the
              Exchange Note, please address how you arrived at the $1.51 million loss on extinguishment;

                You reflect a $2,117,499 adjustment to your Bridge Note line item on your pro forma and reference Note H. Please explain how you arrived at such adjustment;

                For clarity, it appears that you should present the Exchange Note as a separate pro forma balance sheet line item. In this regard, and with reference to the $2,523,744 principal value of the Exchange Note, explain how you arrived at the $3,873,744 pro forma balance as currently reflected;

                With reference to the adjustments related to Note I, which addresses each of VSee
              and iDoc   s $600,000 Bridge Notes which were not exchanged as
part of the exchange
              transaction but will be converted into 300,000 shares of DHACi, please explain why your pro forma balance sheet does not reflect any associated gain or loss with these conversions. With reference to the authoritative literature you relied on, please explain your accounting; and

                You indicate that the loss on extinguishment was applied to accumulated deficit. Such loss should also be recognized in your pro forma statement of
 Scott Wolf
Digital Health Acquisition Corp.
February 27, 2024
Page 3
           operations. Refer to Rule 11-02(i)(B) of Regulation S-X. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations Note D, page 301

4.    We note the expanded disclosures provided in response to prior comment
11. Our prior
      comment asked you to confirm that the 8% interest associated with the Exchange Note has been accounted for. We do not see such interest reflected in Note D. In addition, it is unclear how you determined the Carrying Balance you reference herein. Please reconcile such amount to the historical carrying amounts presented in your pro forma balance sheet.
       Please contact Julie Sherman at 202-551-3640 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

FirstName LastNameScott Wolf                               Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameDigital Health Acquisition Corp.
                                                           Services
February 27, 2024 Page 3
cc:       Thomas Poletti, Esq.
FirstName LastName